Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

Independent Auditors’ Report

The Board of Managers
Diamond Green Diesel Holdings LLC and subsidiary:

We have audited the accompanying consolidated financial statements of Diamond Green Diesel Holdings LLC and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Green Diesel Holdings LLC and its subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas
February 8, 2019

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017

ASSETS
Current assets:
Cash	$64,986,608	$123,361,296
Receivables	54,485,282	23,045,513
Receivables—due from related party	8,771,590	13,174,959
Inventory	52,525,432	36,660,050
Prepaid expenses and other	5,489,355	6,536,051
Total current assets	186,258,267	202,777,869
Property, plant and equipment, at cost	661,235,924	510,442,859
Accumulated depreciation	(84,852,148)	(75,114,825)
Property, plant and equipment, net	576,383,776	435,328,034
Deferred charges and other assets, net	24,600,930	4,654,926
Total assets	$787,242,973	$642,760,829
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of related party debt and capital lease obligation	$188,688	$17,022,938
Accounts payable	18,377,723	25,251,274
Accounts payable—due to related party	19,571,692	13,541,208
Accrued interest—due to related party	—	1,098,952
Taxes other than income taxes	2,197,430	423,567
Other accrued expenses	472,073	389,204
Total current liabilities	40,807,606	57,727,143
Related party debt and capital lease obligation, less current portion	8,485,420	36,730,093
Other long-term liabilities	539,185	450,265
Commitments
Members’ equity:
Paid-in capital	223,377,260	223,377,260
Retained earnings	514,033,502	324,476,068
Total members’ equity	737,410,762	547,853,328
Total liabilities and members’ equity	$787,242,973	$642,760,829

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2018	2017
Revenues (a)	$677,663,024	$633,908,283
Cost of sales:
Cost of materials and other	422,174,847	498,005,554
Operating expenses (excluding depreciation, amortization and accretion expense reflected below) (b)	66,093,095	47,915,976
Depreciation, amortization and accretion expense	29,433,631	28,954,533
Blenders tax credit	(160,393,656)	—
Total costs of sales	357,307,917	574,876,063
Other operating expenses	128,343	—
General and administrative expenses - related party	1,633,944	1,590,840
Operating income	318,592,820	57,441,380
Other income, net	1,919,199	1,342,813
Interest and debt expense:
Incurred	(1,922,532)	(4,874,449)
Capitalized	967,947	2,568,388
Interest and debt expense, net	(954,585)	(2,306,061)
Net income	$319,557,434	$56,478,132

Supplemental information - each income statement line item reflected below includes revenues and expenses provided by related party as follows:
(a) Revenues - related party	$169,412,074	$240,942,452
(b) Operating expenses (excluding depreciation, amortization and accretion expense) - related party	$17,734,814	$10,998,093

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balances as of December 31, 2016	$270,687,598	$270,687,598	$541,375,196
Cash distributions to members	(25,000,000)	(25,000,000)	(50,000,000)
Net income	28,239,066	28,239,066	56,478,132
Balances as of December 31, 2017	273,926,664	273,926,664	547,853,328
Cash distributions to members	(65,000,000)	(65,000,000)	(130,000,000)
Net income	159,778,717	159,778,717	319,557,434
Balances as of December 31, 2018	$368,705,381	$368,705,381	$737,410,762

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017
Cash flows from operating activities:
Net income	$319,557,434	$56,478,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expense	29,433,631	28,954,533
Inventory valuation adjustment	—	(2,738,434)
Other noncash expense	16,537	21,607
(Increase) decrease in receivables	(31,439,769)	31,077,864
Decrease in receivables—due from related party	4,493,631	777,136
Increase in inventory	(15,865,382)	(2,678,303)
(Increase) decrease in prepaid expenses and other	1,046,696	(4,038,934)
Increase in accounts payable	3,775,715	2,030,620
Increase in accounts payable—due to related party	6,102,614	2,053,106
Decrease in accrued interest—due to related party	—	(1,205,085)
Increase in taxes other than income taxes	2,029,407	13,632
Increase (decrease) in other accrued expenses	(352,712)	3,653
Net cash provided by operating activities	318,797,802	110,749,527
Cash flows from investing activities:
Capital expenditures	(166,739,698)	(83,261,884)
Deferred turnaround and catalyst costs	(26,553,869)	(4,021,122)
Net cash used in investing activities	(193,293,567)	(87,283,006)
Cash flows from financing activities:
Repayments of related party debt and capital lease obligation	(53,878,923)	(17,022,937)
Cash distributions to members	(130,000,000)	(50,000,000)
Net cash used in financing activities	(183,878,923)	(67,022,937)
Net decrease in cash	(58,374,688)	(43,556,416)
Cash as of beginning of period	123,361,296	166,917,712
Cash as of end of period	$64,986,608	$123,361,296

Supplemental cash flow information:
Cash interest payments	$3,021,482	$5,222,464
Capitalized interest	967,947	2,568,388
Noncash investing activities:
Accrued capital expenditures	5,928,437	17,998,531
Accrued turnaround and catalyst expenditures	700,718	270,936
Capital lease arrangement	8,800,000	—
Noncash financing activities:
Capital lease obligation initiated	8,800,000	—

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling Ingredients Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates a biomass-based diesel unit that processes animal fats, used cooking oils, and other vegetable oils into renewable green diesel (the Plant). The Plant is located next to Valero’s St. Charles Refinery in Norco, Louisiana. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The Company completed construction of the Plant and began operations in June 2013. During 2018, the Plant’s capacity was expanded from 10,000 barrels per day to 18,000 barrels per day.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management has evaluated subsequent events that occurred after December 31, 2018 through February 8, 2019, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

Cash
Cash consists of demand deposits with a financial institution.

Receivables
Trade receivables are carried at original invoice amount. The Company has not had any uncollectible receivables, and therefore, no allowance for doubtful accounts was recorded as of December 31, 2018 and 2017.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inventory
Inventory is valued at the lower of cost or market. The cost of feedstocks purchased for processing and refined products (primarily renewable green diesel) are determined under the last-in, first-out (LIFO) method using the dollar-value LIFO method. The cost of supplies are determined principally under the weighted-average cost method.

Prepaid Expenses
Prepaid expenses are costs incurred for which the services or goods will be received in a future period. The prepaid expenses are recorded as an asset when paid and recognized as an expense in the period the services or goods are utilized.

Property, Plant and Equipment
The cost of property, plant and equipment purchased or constructed, including betterments, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments are those which extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our operations. The cost includes interest and certain overhead costs allocable to the construction activities. See Note 5 for additional discussion.

Depreciation of processing units is recorded on a straight-line basis over the estimated useful lives of these assets using the composite method of depreciation. Under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized in income. However, a gain or loss is recognized in income for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation, amortization and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of the administrative building and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the units to process feedstock into renewable green diesel, are not depreciated, but the cost of precious metals not recovered from the reclamation process are charged to operating expenses.

Deferred Charges and Other Assets
“Deferred charges and other assets, net” include the following:

•
turnaround costs, which are incurred in connection with planned major maintenance activities and which are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•
fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which are deferred when incurred and amortized on a straight-line basis over the estimated useful live of the specific catalyst;

•	a license acquired in 2015 that provides for an increase in the feedstock that can be processed at the Plant per calendar year; and

•	utility deposits.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment of Assets
Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

Asset Retirement Obligation
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

Revenue Recognition
The Company’s revenues are generated from contracts with customers for the sale of products. Revenues are recognized when the Company satisfies its performance obligation to transfer products to customers, which typically occurs at a point in time upon shipment of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment. As a result, the Company considers control to have transferred upon shipment or delivery because there is a present right to payment at that time, the customer has legal title to the asset, the Company has transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment is typically due in full within three days of invoicing. In the normal course of business, the Company generally does not accept product returns.

The transaction price is the consideration that the Company expects to be entitled to in exchange for its products. The transaction price for all of the contracts is based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract, but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer.

The Company has elected to exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (e.g., sales tax and use tax).

Blenders Tax Credit
Biodiesel blenders registered with the Internal Revenue Service were eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business were eligible for the tax credit. The tax credit related to 2017 was approved during 2018. Therefore, as a blender, the Company recognized credits of $160,393,656 during 2018 related

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to volumes sold during 2017. The biodiesel blenders tax credit was not approved by Congress beyond December 31, 2017. Therefore, the Company did not recognize this tax benefit during 2018.

Operating Expenses
Operating expenses primarily consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the Plant, as further described in Note 10. In addition, operating expenses include maintenance expenses, chemicals, waste disposal, professional fees, insurance, property tax and other outside services.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero, as further described in Note 10.

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in these consolidated financial statements. Income or loss from the Company is taxable to the Members in their individual federal tax returns.

Derivatives and Hedging
All derivative instruments are recorded in the balance sheet as either assets or liabilities measured at their fair values. The gain or loss on the derivative instruments, if any, is recognized in income as incurred. The cash flow effects of the derivative instruments are reflected in operating activities in the statements of cash flows. See Note 13 for additional discussion.

Concentration Risk
For the year ended December 31, 2018, the Company sold a majority of its renewable diesel to four major customers, including Valero, which accounted for 20 percent of the sales of renewable diesel. The other three third-party customers accounted for 35 percent, 14 percent, and 13 percent of the sales of renewable diesel. The Company sold 31 percent of its renewable diesel to Valero and 25 percent, 19 percent, and 10 percent to three third-party customers for the year ended December 31, 2017.

The Company purchased 36 percent and 39 percent of its raw materials from Darling for the years ended December 31, 2018 and 2017, respectively. The Company purchased 12 percent, 11 percent, 11 percent, and 10 percent from four third-party suppliers for the year ended December 31, 2018, and 17 percent, 12 percent, and 10 percent from three third-party suppliers for the year ended December 31, 2017.

See Note 10 for additional discussion of the Company’s contracts with Valero and Darling.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECEIVABLES

Receivables consisted of the following:

	December 31,
	2018	2017
Receivables from contracts with customers	$55,393,975	$33,536,682
Commodity derivative contract receivables (see Note 12)	7,862,897	2,683,790
Total receivables	$63,256,872	$36,220,472
Receivables—due from related party	$8,771,590	$13,174,959

4. INVENTORIES

Inventories consisted of the following:

	December 31,
	2018	2017
Feedstocks	$26,751,893	$27,682,060
Finished products	25,227,526	8,698,640
Supplies	546,013	279,350
Inventories	$52,525,432	$36,660,050
As of December 31, 2018 and 2017, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $6,271,035 and $832,935, respectively.

During the year ended December 31, 2017, the Company recorded a change in the lower of cost or market inventory valuation reserve that resulted in a net benefit to the Company’s results of operations of $2,738,434.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consisted of the following:

	December 31,
	2018	2017
Processing units	$617,825,613	$397,216,385
Administrative building	2,934,905	2,934,905
Precious metals	5,262,016	5,164,318
Computer hardware	1,319,686	1,319,686
Capital spares	1,103,208	1,103,208
Asset retirement obligation	238,778	177,993
Construction in progress	23,751,718	102,526,364
Capital lease	8,800,000	—
Property, plant and equipment, at cost	661,235,924	510,442,859
Accumulated depreciation	(84,852,148)	(75,114,825)
Property, plant and equipment, net	$576,383,776	$435,328,034

Effective April 2018, the Company began leasing a storage tank from Valero under a capital lease. See Note 10 for further discussion.

Depreciation expense for the years ended December 31, 2018 and 2017 was $22,087,633 and $18,193,280, respectively.

6. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consisted of the following:

	December 31,
	2018	2017
Deferred turnaround and catalyst costs, net	$24,353,903	$4,398,233
Intangible asset, net	154,612	164,278
Other	92,415	92,415
Deferred charges and other assets, net	$24,600,930	$4,654,926

Amortization expense for deferred charges and other assets shown above was $7,037,647 and $10,750,238 for the years ended December 31, 2018 and 2017, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. ASSET RETIREMENT OBLIGATION

The Company recorded an asset retirement obligation for the estimated cost to remove all tangible long-lived assets from the leased premises as required by the Company’s lease agreement with Valero, which requires it to remove all improvements upon termination of the lease unless otherwise instructed by Valero. The obligation is estimated considering the likelihood, which the Company believes is low, that the Company will be required by Valero to perform under the asset retirement obligation. This obligation was recorded upon completion of the Plant in June 2013. An additional amount was recorded in 2018 upon completing the expansion project, which increased the Plant’s capacity to 18,000 barrels per day.

Changes in the asset retirement obligation were as follows:

	December 31,
	2018	2017
Balance as of beginning of year	$218,836	$207,821
Additions to accrual	60,785	—
Accretion expense	11,598	11,015
Balance as of end of year	$291,219	$218,836

The Company does not expect any short-term spending, and as a result, there is no current liability reported for asset retirement obligations as of December 31, 2018 and 2017. Accretion expense is reflected in depreciation, amortization and accretion expense.

There are no assets that are legally restricted for purposes of settling the Company’s asset retirement obligations.

8. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions were made prior to the Plant commencing operations based on the percentage of units held by each Member. Each Member holds 1,116,886 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. Net income or loss of the Company for a fiscal year is allocated between the Members based on the proportionate share of the Members’ ownership interests.

No contributions were made by the Members during the years ended December 31, 2018 or 2017. The Company distributed $130,000,000 and $50,000,000 to the Members during the years ended December 31, 2018 and 2017, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. COMMITMENTS

The Company leases land from Valero in Norco, Louisiana on which the Plant is built, which is adjacent to Valero’s St. Charles refinery. See Note 10 for further discussion.

In addition, the Company leases various equipment and has an agreement with the Kansas City Southern Railway Company to lease land next to the railroad on which the Company’s scale track is located. As of December 31, 2018, future minimum rentals for these leases were as follows:

Year Ending December 31:
2019	$342,360
2020	342,962
2021	303,442
2022	290,701
2023	218,840
Thereafter	295,200
Total minimum rental payments	$1,793,505

Rental expense for the leases was $574,955 and $508,270 for the years ended December 31, 2018 and 2017, respectively, and is reflected in operating expenses.

10. RELATED-PARTY TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management and administrative functions. The Company also obtained debt financing from Valero to fund the majority of the initial construction costs of the Plant. These related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. Following is a description of various agreements between the Company and its Members.

Debt Agreement
The Company had a loan facility with Valero, which allowed the Company to borrow up to an amount equal to 60 percent of the estimated construction costs of the Plant. The Company borrowed the maximum under the loan facility of $221,298,189. Interest on the loan facility accrued at a rate of 8 percent per annum. During the construction period, all unpaid interest was added to the principal balance outstanding under the loan installments, with the first payment paid on October 1, 2013. Principal payments were made in equal consecutive quarterly installments, with the first principal payment paid on July 1, 2014.

The Company was required to make prepayments upon certain qualifying events. However, during 2017, the Company’s board of managers approved the expansion of the Plant’s feed capacity to 18,000 barrels per day. Related to the approval of this expansion, Valero agreed to temporarily suspend the mandatory prepayments.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2018 and 2017, the Company paid $2,066,898 and $5,222,464 respectively, in interest on this loan. On March 30, 2018, the Company repaid the loan in full.

Revolving Loan Agreement
During 2015, the Company entered into a $10,000,000 revolving loan agreement (the Revolver) with Valero and Darling, whereby each Member had a commitment of $5,000,000. The Revolver matured on December 31, 2018.

Outstanding borrowings under the Revolver were due on the last day of each calendar month and bore interest at a rate per annum equal to the sum of the one-month LIBO rate plus 2.5 percent. There were no borrowings under the Revolver during 2018 or 2017.

Lease Agreement
As discussed in Note 9, the Company leases land from Valero. The lease is an operating lease and expires on May 31, 2031, with up to four optional renewal periods of five years each.

As of December 31, 2018, future minimum rentals for the lease were as follows:

Year Ending December 31:
2019	$348,182
2020	353,404
2021	358,705
2022	364,086
2023	369,547
Thereafter	2,918,738
Total minimum rental payments	$4,712,662

Rental expense is being recognized on a straight-line basis and was $359,573 for each of the years ended December 31, 2018 and 2017, and is reflected in operating expenses.

Operations Agreement
Pursuant to the Operations Agreement, Valero operates the Plant and performs certain day-to-day operations and management functions for the Company as an independent contractor. During the 20-year term of the agreement, Valero charges for all dedicated operating and personnel costs, and for all routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. The Company recorded $13,080,000 and $10,683,566 of operating expenses charged under the Operations Agreement for the years ended December 31, 2018 and 2017, respectively.

In addition, the Company pays Valero a monthly administrative fee. For the years ended December 31, 2018 and 2017, the Company recorded $1,633,944 and $1,590,840, respectively, of monthly administrative fees in general and administrative expenses.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Tank Storage and Rail Loading Agreement
Effective March 31, 2017, the Company entered into a commercial agreement with a subsidiary of Valero to construct and operate a rail loading facility located at Valero’s St. Charles Refinery for the purpose of loading the Company’s renewable diesel onto railcars. The agreement has an initial term that ends on June 30, 2033. The agreement contains minimum commitments for the Company’s use of the assets. The construction of the rail loading facility was completed in April 2017, and Valero began providing services to the Company in May 2017. For the years ended December 31, 2018 and 2017, the Company recorded $5,518,264 and $2,831,540 of loading fees charged under this agreement in cost of sales.

As part of the same commercial agreement, Valero constructed a new 180,000 barrel storage tank and began leasing it to the Company in April 2018. Consequently, the Company recognized a capital lease asset and related obligation in the amount of $8,800,000. As of December 31, 2018, future minimum lease payments for the capital lease were as follows:

Year Ending December 31:
2019	$1,440,000
2020	1,440,000
2021	1,440,000
2022	1,440,000
2023	1,440,000
Thereafter	13,680,000
Total minimum rental payments	20,880,000
Less amount representing interest	12,205,892
Total	$8,674,108

Other Agreements
Effective July 2013, following notification by the Company that the Plant was ready to commence commercial service, three additional agreements became effective. Following the initial 20-year term, these agreements will automatically renew for a period of five years on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.
Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to supply all of the feedstock requirements to the Company. Darling will provide competitive pricing based on the delivery terms. However, the Company is not obligated to purchase all or any part of its feedstock requirements from Darling and will pursue the lowest cost feedstock supply to the Plant. For the years ended December 31, 2018 and 2017, the Company purchased $149,407,055 and $172,288,245, respectively, of raw materials from Darling.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to market all of the renewable green diesel produced at the Plant. Valero markets the renewable green diesel to third parties as well as to its affiliates and receives a marketing fee. In addition, Valero is required to purchase the recovered light ends liquid produced at the Plant. The Company has entered into contracts with Valero to sell renewable green diesel in varying amounts through December 2019. For the year ended December 31, 2018, the Company sold $126,224,058 of

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

renewable green diesel and $42,324,463 of recovered light ends liquid to Valero, which is recorded in operating revenues, and incurred $1,928,398 in marketing fees to Valero, which is recorded in cost of sales. For the year ended December 31, 2017, the Company sold $192,998,403 of renewable green diesel and $46,896,695 of recovered light ends liquid to Valero, and incurred $2,097,191 in marketing fees to Valero.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with water, certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery, and certain services, such as water treatment and terminalling services that are needed for the operation of the Plant. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with fuel gas and steam produced at the Plant and charges Valero at prevailing market rates. For the years ended December 31, 2018 and 2017, the Company’s net purchases of industrial gases and other services from Valero was $29,425,097 and $28,005,801, respectively.

The agreement allows these charges to be netted each month, with a net receivable from or payable to Valero each period which is settled 15 days after receipt of the invoice.

Other
For the years ended December 31, 2018 and 2017, the Company purchased $12,039,951 and $11,265,212 of feedstock from Valero. The Company also purchased $338,542 and $307,453 of ultra-low-sulfur diesel from Valero for the years ended December 31, 2018 and 2017, respectively.

11. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue
Revenue is presented in the table below disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of the financial statements.

Receivables from Contracts with Customers
The Company’s receivables from contracts with customers are included in receivables and receivables - due from related party and totaled $55,393,975 and $33,536,682 as of December 31, 2018 and 2017, respectively.

Remaining Performance Obligations
The majority of the Company’s contracts with customers are term contracts. The transaction price for these term contracts consists of variable consideration (i.e., a commodity price). The variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation and is constrained as the consideration is highly susceptible to commodity market volatility that is outside the Company’s influence; therefore, the variable consideration is not included in the remaining performance obligation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides a disaggregation of revenues by product.

	December 31,
	2018	2017
Renewable green diesel	$634,475,008	$585,964,234
Recovered light ends liquid	42,324,463	46,896,695
Fuel gas	863,553	1,047,354
Total revenues	$677,663,024	$633,908,283

12. FAIR VALUE MEASUREMENTS

General
U.S. GAAP requires that certain assets and liabilities be measured at fair value on a recurring or nonrecurring basis in the Company’s balance sheets, which are presented below under “Recurring Fair Value Measurements.” Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period.

U.S. GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheet is presented below under “Other Financial Instruments.”

U.S. GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. Following is a description of each of the levels of the fair value hierarchy.

•	Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•
Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Recurring Fair Value Measurements
The following tables present information about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2018 and 2017.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	December 31, 2018
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$34,090,344	$—	$—	$34,090,344	$(3,384,853)	$(22,842,594)	$7,862,897	$—
Liabilities:
Commodity derivative contracts	3,384,853	—	—	3,384,853	(3,384,853)	—	—	—

	December 31, 2017
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$4,821,805	$—	$—	$4,821,805	(4,821,805)	$—	$—	$—
Liabilities:
Commodity derivative contracts	10,756,566	—	—	10,756,566	(4,821,805)	(5,934,761)	—	(2,683,790)

A description of the Company’s assets and liabilities recognized at fair value along with the valuation method and inputs used to develop the fair value measurements is as follows:

•
Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on the Company’s results of operations and cash flows as discussed in Note 13. These contracts are measured at fair value using the market approach. Exchange-traded futures are valued based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other Financial Instruments
Financial instruments that the Company recognizes in its balance sheets at their carrying amounts are shown in the following table along with their associated fair values:

		December 31, 2018		December 31, 2017
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	Level 1	$64,986,608	$64,986,608	$123,361,296	$123,361,296
Financial liabilities:
Debt (excluding capital lease)	Level 2	—	—	53,753,031	55,391,298

13. PRICE RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage some of these risks. This includes derivative instruments related to the various commodities the Company purchases as described below under “Risk Management Activities,” These derivative instruments are recorded as either assets or liabilities measured at their fair values (see Note 12), as summarized below under “Fair Values of Derivative Instruments,” with changes in fair value recognized currently in income. The effect of these derivatives instruments on our income is summarized below under “Effect of Derivative Instruments on Income.”

Risk Management Activities
Commodity Price Risk
The Company is exposed to market risks related to the volatility in the price of feedstocks and products they produce. To reduce the impact of price volatility on the Company’s results of operations and cash flows, the Company uses commodity derivative instruments, such as futures and options. The Company’s positions in commodity derivative instruments are monitored and managed on a daily basis by the risk control group to ensure compliance with the Company’s stated risk management policy.

The Company primarily uses commodity derivative instruments as economic hedges, which are not designated as hedging instruments. The Company’s objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and fixed-price purchase contracts, and (ii) lock in the price of forecasted feedstock and product at existing market prices that the Company deems favorable.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2018, the Company had the following outstanding commodity derivative instruments that were used as economic hedges, which mature in 2019. The information presents the notional volume of outstanding contracts by type of instrument (volumes in thousands of barrels for ultra-low sulfur diesel and thousands of pounds for soybean oil).

Notional Contract
Derivative Instrument	Volumes
Soybean oil:
Futures - long	137,518
Futures - short	285,957
Ultra-low sulfur diesel:
Futures - long	63
Futures - short	1,914

Fair Values of Derivative Instruments
The following tables provide information about the fair values of the Company’s derivative instruments as of December 31, 2018 and 2017 and the line items in the balance sheets in which the fair values are reflected. See Note 12 for additional information related to the fair values of the Company’s derivative instruments.

As indicated in Note 12, the Company nets fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following tables, however, are presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts.

		December 31, 2018		December 31, 2017
	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives not designated as hedging instruments.
Commodity contracts	Receivables	$34,090,344	$3,384,853	$4,821,805	$10,756,566

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Market Risk
The Company’s price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. The Company closely monitors and manages its exposure to market risk on a daily basis in accordance with its policies. Market risks are monitored by the Company’s risk control group to ensure compliance with the stated risk management policy. The Company does not require any collateral or other security to support derivative instruments into which the Company enters. The Company also does not have any derivative instruments that require it to maintain a minimum investment-grade credit rating.

Effect of Derivative Instruments on Income
The following table provides information about the gain or loss recognized in income on the Company’s derivative instruments and the line item in the statements of income in which such gains and losses are reflected.

Derivatives Designated as Economic Hedges	Location of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
		2018	2017
Commodity contracts	Cost of materials and other	$29,333,902	$(11,004,452)